UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEKTRONIX, INC.
(Name of Subject Company)

RAVEN ACQUISITION CORP.
a wholly owned subsidiary of
DANAHER CORPORATION
(Name of Filing Person—Offeror)

Common Shares, without par value (Title of Class of Securities)

879131 10 (CUSIP Number of Class of Securities)

Daniel L. Comas
Executive Vice President and Chief Financial Officer
Danaher Corporation
2099 Pennsylvania Avenue, NW
12th Floor
Washington, D.C. 20006
(202) 828-0850
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

October 15, 2007

Dear Tektronix employee,

On behalf of Danaher Corporation, I am delighted at the prospect of welcoming you to the Danaher family! Although Danaher’s acquisition of Tektronix requires satisfaction of customary closing conditions, we look forward to having you join our team once the acquisition officially closes. We are hopeful that this will occur by the end of 2007.

We know you have many questions about the upcoming transition. We will do everything possible to ensure that Tektronix’s transition into the Danaher Electronic Test platform is a smooth one.

Tektronix and Fluke are two of the best brands in Test and Measurement with combined served marketplaces of $12 billion and we are extremely excited about the opportunities for future growth and innovation. Both companies have a rich history of success in the Test and Measurement industry. There are many similarities between the two companies upon which to build a common mission. Tektronix is synonymous with leading edge technology and quality to the R&D engineer, just as Fluke is to the service, installation and maintenance professional. Both also have vital communications/network businesses with significant growth potential.

We have always had the utmost respect for Tektronix. Over the past few months, as the Danaher team has gotten to know Tektronix we have been impressed by what we have seen: a highly capable group of associates that place a premium on taking care of the customer, an outstanding management team, an entrepreneurial spirit, product innovation, and a stellar brand name. Even our location in the Pacific Northwest gives us another common bond that we can build on.

Tektronix will continue to operate as a stand-alone business within Danaher’s Electronic Test platform and the headquarters will remain in Beaverton, Oregon. Rick Wills, Tektronix Chairman and CEO, will report to me. All other Tektronix associates will continue their current reporting relationships.

Again, we look forward to having you on our team. We appreciate your patience and understanding as we make the transition. Please let us know how we can assist you through this process.

Sincerely yours,

Jim Lico Danaher Executive Vice President

IMPORTANT INFORMATION
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Raven common stock discussed today has not commenced. At the time the offer is commenced an indirect, wholly owned subsidiary of Danaher will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Raven will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Raven security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.